Exhibit 99.1

Media Release

IMV Inc. Announces Strategic Reorganization

Reorganization enhances organizational focus on strategic priorities

Clinical update on DLBCL patients in Phase 2B VITALIZE trial to be provided in September

Appointment of Dr. Saman Maleki to Board of Directors

Brittany Davison promoted to Chief Accounting Officer

DARTMOUTH, Nova Scotia, & CAMBRIDGE, Mass., September 15, 2022, IMV Inc. (Nasdaq: IMV; TSX: IMV) (“IMV” or the “Company”), a clinical-stage biopharmaceutical company developing a portfolio of immune-educating therapies based on its novel DPX™ platform to treat solid and hematologic cancers, today announced a strategic reorganization together with the appointment of Dr. Saman Maleki to the Company’s Board of Directors and promotion of Brittany Davison to Chief Accounting Officer.

“We have made the decision to strategically reconfigure IMV in order to maximize shareholder value and focus resources on driving to near-term value-creating milestones,” said Andrew Hall, Chief Executive Officer. “I would like to express my sincere gratitude to the affected employees. Each of them has made valuable contributions to advance MVP-S and have, by virtue of these efforts, positively affected the lives of people with cancer.”

The Company reinforces focus on its ground-breaking DPX platform and the clinical advancement of its lead DPX asset, Maveropepimut-S (MVP-S)

IMV is implementing a plan to reduce its workforce by approximately one third, focusing its resources on ongoing MVP-S clinical programs in immuno-oncology (IO), most notably the Phase 2B trials VITALIZE (in relapsed/ refractory DLBCL) and AVALON (in advanced, metastatic ovarian cancer). Moreover, IMV continues to invest in its DPX platform and to leverage this novel technology to drive key strategic partnerships.

This restructuring initiative enables IMV to focus its resources on key near-term value drivers while reducing cash burn and future cash needs.

Appointment of Dr. Saman Maleki to Board of Directors

Dr. Saman Maleki has been appointed to join IMV’s Board of Directors. Dr. Maleki is an Assistant Professor of Oncology, Pathology & Laboratory Medicine, and Medical Biophysics at Western University and a seasoned international expert in the field of immuno-oncology. Dr. Maleki regularly collaborates with biotech companies in the immuno-oncology space and has helped advance oncology and immuno-oncology drug candidates from pre-clinical to phase I clinical trials. Dr. Maleki’s research is focused on disciplines that are synergistic with IMV’s research, such as understanding how to sensitize hard-to-treat cancers to immunotherapy, and his guidance is expected to help support clinical pipeline development and prioritization. Dr. Maleki will be replacing Brittany Davison on the Board of Directors.

Promotion of Brittany Davison to Chief Accounting Officer

Brittany Davison will be promoted to Chief Accounting Officer from her current role as Senior Vice President, Finance. Brittany has been instrumental to IMV’s financial and operational leadership since joining the Company in 2014, taking over full financial reporting responsibility since the departure of Pierre Labbe, the former CFO.

Clinical update to be provided on first group of patients in the VITALIZE r/r DLBCL Phase 2B trial

Later this month, IMV will provide an early clinical update on the first group of patients treated in the VITALIZE Phase 2B trial, a trial designed expressly to solidify and extend the clinical benefit seen in the Phase 2A trial, SPiReL.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform, DPX®. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S also delivers an innate immune activator and a universal CD4 T cell helper peptide. These elements foster maturation of antigen presenting cells as well as robust activation of CD8 T cell effector and memory function. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer, using MVP-S or DPX-SurMAGE, was initiated in early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In this press release, such forward-looking statements include, but are not limited to, statements regarding the potential impact of the VITALIZE and AVALON studies and the anticipated date data from such study is available, the Company’s ability to advance its development strategy, the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates, as well as the benefits of the strategic reorganization. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, those related to the Company’s expected timeline associated with its cash runway; the Company’s priorities with MVP-S and its DPX delivery platform, the potential for its delivery platform and the anticipated timing of enrollment and results for its clinical trial programs and studies as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Investor Relations

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications and Investor Relations, IMV Inc.
O: (902) 492.1819 ext: 1049
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com

Source: IMV Inc.